Exhibit 4.25

talendLtd.  •Alexandra House The Sweepstakes Ballsbridge • Dublin 4

Mr. Ciaran Dynes

Blainroe Lower,

County Wicklow

Ireland

Dear Ciaran

On behalf of Talend Limited ("the Company"), I am pleased to offer you the position of Director of Al Product Management with the Company on the following terms and subject to the following conditions:

1           PRECONDITIONS

This contract and your employment with the Company are conditional on the following matters:

(a)	you must provide the Company with two satisfactory references, one of which must be from your current employer; and
(b)	you must provide documentary evidence of your qualifications; and
(c)

you are certified fit for work, following upon a full medical examination to be carried out by a medical practitioner, selected and paid for by the Company. You hereby agree to submit to such medical examination on being given reasonable notice to do so by the Company; and

(d)	you are free from any obligations owed to a third party which might prevent you from starting work on the date mentioned below or from properly performing the duties of your position.

You should not give notice to your current employer (if any) until you are notified by the Company that these preconditions have been satisfied.

2           COMMENCEMENT DATE AND DURATION

Your employment commenced on January 17th, 2011. Subject to satisfactory completion of the probationary period specified in Clause 3 below and to the provisions of Clause 18 below, you will be employed on a full time permanent basis.

1.8.2011

talend Ltd.

Alexandra House

The Sweepstakes

Ballsbridge

Dublin  4

www.talend.com

Allied Irish Bank plc.

BIC: AIBKIE2D

IBAN:

1E42AIBK93116022136073

Company No. 489944

Managing Directors:

Dr. Ricco Deutscher

Nicholas White

Thomas Tuchscherer

3           PROBATIONARY PERIOD

For the first six months of your employment you will be employed on a probationary basis. The purpose of this is to provide an opportunity for both you and the Company to assess your suitability for the position. During this period, except in the case of gross misconduct, either party may terminate the employment on provision of two weeks’ prior notice in writing or in the case of the Company, two weeks’ salary in lieu of such notice. Only if you satisfactorily complete the probationary period will your employment become permanent. The Company reserves the right to extend the probationary period by written notice.

4           SALARY

4.1        Payment

Your salary will be €115,000 per annum payable; monthly in arrears into your nominated bank account, after the deduction of PAYE and PRSI payments and all other lawful or authorised deductions. This salary will be reviewed annually in January each year. The Company reserves the right to alter the method of payment of your salary, as may be reasonably necessary in the circumstances.

You may, under Section 23 of the National Minimum Wage Act 2000, request a written statement of your average hourly rate of pay of any pay reference period.

4.2        Deductions

By signing this contract, you agree that the Company is entitled to deduct from your salary and other monies payable and reimbursable to you by the Company all sums which you owe the Company at any time.

5           DUTIES/ JOB TITLE AND REPORTING

Your job title is Director of Al Product Management. A job description is set out in the schedule to this contract which prescribes your key tasks, responsibilities and reporting relationships. Generally, you will carry out such duties as may be required of you by the Company from time to time. You will report to ScottDevens. However, the Company reserves the right to change your reporting line or direct line manager in accordance with business needs.

6           LOCATION

Your usual place of work will be at your home in Blainroe Lower, County Wicklow. However, the Company reserves the right to require you, and by this contract you hereby agree, to carry out your work, either on a temporary or permanent basis, at such location in Ireland as the Company may reasonably require, from time to time, including the Company’s offices in Alexandra House, the Sweepstakes, Ballsbridge, Dublin 4. Except at the discretion of the Company, you will not be compensated or reimbursed for the costs involved in such relocation.

If at any time the Company considers that: (i) the home-working arrangement is unsatisfactory; or (ii) the requirements of your duties have changed such that home-based work is no longer appropriate, the Company reserves the right to terminate this arrangement by giving four weeks’ notice in writing to you and to require you to work from the Company’s offices from that point on.

7           WORKING HOURS

7.1        Normal Working Hours

Your normal hours of work will be from 9 am to 5 p.m., Monday to Friday, with one hour for lunch each day. However, as a member of the management team you will be expected to work appropriate hours in order to fully carry out your responsibilities. Due to the nature of your position, this may include evening or weekend work where necessary. You will not be entitled to any additional salary in respect of any such additional hours of work. You hereby acknowledge, by accepting this contract, that as a member of the management team Part II of the Organisation of Working Time Act 1997 shall not apply to your employment under this contract.

7.2        Reduction in Working Hours

The Company has the right to lay off employees without pay should the Company consider this necessary. You will be given notice of any such action.

8           EXPENSES

You will be reimbursed by the Company for all agreed expenses exclusively and necessarily incurred by you in the proper performance of your duties, subject to the production of evidence of expenditure satisfactory to the Company within four weeks of expenses being incurred. Failure to submit expenses within such period may result in non-payment.

9           BONUS SCHEME

The Company may, at its absolute discretion, pay you an annual performance related bonus of up to the maximum amount of €23,000. Further particulars of the bonus scheme will be made available to you. Any bonus payable shall be subject to the deduction of PAYE and PRSI. The payment of a bonus on a once off or repeated basis shall not be deemed to give rise to any contractual entitlement to a bonus in any future years.

10         SICK LEAVE AND SICK PAY

10.1      Employee’s Obligations

If you are absent from work due to illness, you will be expected to notify the Company as soon as reasonably practicable or within an hour of your normal starting time, on the first day of absence. You are required to provide a medical certificate in a form satisfactory to the Company for all absences from work for more than two consecutive working days. For the purposes of this rule any holiday, week-end, or other day or days to which you are otherwise entitled coming either immediately before or immediately after such two consecutive days of absence shall be deemed to be a day or days of absence.

10.2      Entitlement to Pay

(On completion of your probation period) in the event that you provide medical certificates the Company shall continue to pay, subject to clause 10.3, your full basic salary for a maximum aggregate period of six working weeks such absence in any period of twelve months. Any payment of sick pay thereafter will be at the sole discretion of the Company.

10.3      Third Party Benefits

Any Company sick pay shall include any social welfare or other benefit to which you are entitled by law and shall be reduced by the amount of any such benefit recoverable by you whether or not recovered. You shall notify the Company of any social welfare or other benefits to which you are entitled.

10.4      Medical Examination

The Company may (at its expense) at any time whether or not you are then incapacitated, require you to submit to such medical examinations and tests by doctor(s) nominated by the Company and you hereby authorise such doctor(s) to disclose to and discuss with the Company and its advisers the results of such examinations and tests.

10.5      Compensation

In the event that you are incapable of performing your duties by reason of injuries sustained wholly or partly as a result of actionable negligence nuisance or breach of any statutory duty on the part of any third party all payments made to you by the Company whether of salary or sick pay shall to the extent that compensation is recoverable from that third party constitute loans by the Company to you (notwithstanding that as an interim measure income tax has been deducted from payments as if they were emoluments of employment) and shall be repaid when and to the extent that you recover compensation for loss of earnings from that third party by action or otherwise.

11         HEALTH INSURANCE

The Company shall contribute a sum of €102 per month for 2011  towards the cost of your health insurance coverage, which represents the current cost of a "VHI Plan B" or equivalent. In subsequent years of employment, the Company agrees to increase the monthly amount consistent with the prevailing cost of living increase.

PENSOIN AND RETIREMENT

11.1      The Company does not operate a company pension scheme.  However, access will be made available to a Personal Retirement Savings Account (PRSA), further details in relation to which will be provided to you. You will have access to this account, should you wish to make contributions. Upon successful completion of your probationary period, the Company will make contributions to the PRSA in accordance with its policy in relation thereto, as may be amended from time to time. The Company’s current policy is to match an employee’s contribution up to 3 per cent of gross salary, and to match half of an employee’s contribution up to a further 2 per cent. For the avoidance of doubt, and notwithstanding any further contributions made by you, the Company’s contributions are capped at 4 per cent.

11.2      Your normal retirement date will be your 65th birthday and this contract constitutes notice that your contract of employment will expire on that date (unless it has terminated at an earlier date) without the requirement of any further notice being Issued to you.

12         ANNUAL LEAVE

12.1      Number of Days

You will be entitled to 20 days annual leave per year (in addition to statutory public holidays and Good Friday) in each calendar year to be taken at such time or times as the Company considers most convenient and otherwise in accordance with the Organisation of Working Time Act 1997. Any days of annual leave not taken by the end of the calendar year may be carried over to the following calendar year, but must be taken by 31 March.

12.2      Accrual of Entitlement

Annual leave entitlement shall be deemed to accrue at the rate of 1.67 days per month. The Company’s holiday year commences on 1 January and ends on 31 December. All annual leave must be agreed in advance with your line manager. Not more than 10days of annual leave may be taken at any one time, except in exceptional circumstances. You may be required to take up to 3 days of your annual leave entitlement between Christmas Day and New Year’s Day in any year.

13         EXCLUSIVE SERVICE

During your employment, you must devote your time, attention and skills exclusively to the business of the Company and you must use your best endeavours to promote the interests, business and welfare of the Company. You wilt not, during the continuance of your employment engage in work or employment for any other party without the prior written consent of the Company. You must avoid outside business relationships or  business dealings with any of the Company’s customers, suppliers or competitors.

14         NO OBLIGATION TO PROVIDE WORK

During the continuance of your employment hereunder (including, but not limited to, any period after notice of termination has been served by either party) there shall be no obligation on the Company to require you to work or perform any duties or services for the Company or to provide you with any work and if the Company gives written notice to you requiring you not to work or to perform any duties or services for any given period, then during such period you shall not be entitled to attend at or have access to the offices or documents of the Company. You wilt however continue to be entitled to receive your full salary and other benefits hereunder.

15         USE OF INTELLECTUAL PROPERTY

For the purposes of this clause 16

"Intellectual Property" means all intellectual property rights in any part of the world and includes patents, utility models, rights in inventions, registered and unregistered trade and service marks, rights in business and trade names and get-up, rights in domain names, registered designs, unregistered rights in designs, software and source code, semiconductor and topography rights, copyrights and related rights (including software copyright), rights in performances, database rights, rights in know-how and in each case all rights of a similar or corresponding character and all applications and rights to apply for the protection of any of the foregoing;

15.1      Applicability

This clause applies to any Intellectual Property produced, invented or discovered by you whether alone or with any other person at any time during either (a) the course of your employment with the Company; or (b) outside the course of your employment if such matters or things relate directly or indirectly to the business of the Company or any Associated Undertaking or which may in the opinion of the Company be capable of being used or adapted for use therein.

15.2      Property of the Company

All Intellectual Property to which this clause applies shall to the fullest extent permitted by law belong to, vest in and be the absolute sole and unencumbered property of the Company.

15.3      Undertakings by Employee

You hereby:

15.3.1   undertake to notify and disclose to the Company in writing full details of all Intellectual Property to which this clause applies forthwith upon the production, invention or discovery of the same, and promptly whenever requested by the Company and in any event upon the termination of your employment with the Company deliver up to the Company all correspondence and other documents papers and records and all copies thereof in your possession, custody or power relating to any Intellectual Property;

15.3.2   undertake to hold on trust for the benefit of the Company any Intellectual Property to which this clause applies to the extent that the same may not be, and until the same is, vested absolutely in the Company;

15.3.3   to the extent that by law any Intellectual Property or rights therein do not vest in or belong to the Company, assigns by way of present assignment all future copyright and database rights to which this clause applies or will apply;

15.3.4   waive irrevocably any moral rights arising in any work of any nature made by you anywhere in the world to the fullest extent permitted by law, and you agree not to initiate, support or maintain any action or claim to the effect that any treatment, exploitation or use of such work infringes such right;

15.3.5   acknowledge that, save as provided in this Agreement no further remuneration or compensation is or may become due to you in respect of your performance of your obligations under this clause;

15.3.6   undertake at the expense of the Company to execute all such documents, make such applications, give such assistance and do such acts and things as may in the opinion of the Board be necessary or desirable to vest in and register apply for or obtain patents in the name of the Company.

15.3.7   irrevocably appoint the Company or its nominee as your attorney to execute and sign as your act and deed in your name and on your behalf all documents as the Company may consider requisite for the perfection of the pledge hereby evidenced.

15.3.8   to the extent that by law any Intellectual Property to which this clause applies or the rights therein do not, or are not permitted to or cannot, vest in or belong to the Company you agree immediately upon the same coming into existence to offer to the Company a right of first refusal to acquire the same on arms length terms to be agreed between the parties and in the absence of agreement within thirty days of such offer to be decided upon by an arbitrator to be appointed by the President for the time being of the Incorporated Law Society of Ireland (whose decision shall be final and binding on the parties and whose costs shall be borne equally by the parties).]

16         PROTECTIVE COVENANTS

For the purposes of this clause  17

"Confidential Information" means any proprietary information belonging to the Company, whether or not protectible as a trade secret which provides or could provide an advantage to a competitor or which a party wishes to designate as confidential for a  valid business reason, or which, taking into account the circumstances surrounding its obtaining or disclosure ought to be treated as confidential, or, without prejudice to the generality of the foregoing, which concerns the business, finance or organisation of the Company, including results from research and development, business processes and information concerning existing or prospective customers and/or suppliers which shall have come to your knowledge during the course of your employment;

"Person" means any individual person, firm, company, partnership, unincorporated association, joint venture or other legal entity;

"Relevant Business" means the business or businesses from time to time carried on by the Company, limited to the activities with which you were materially concerned or involved in the course of your employment during the 12 month period prior to the termination of your employment with the Company;

"Restricted Area" meanslreland.

16.1      Use of Confidential Information

16.1.1   You shall not during the continuance of this Agreement or at any time thereafter except as authorised by the Company in the proper performance of your duties hereunder disclose or cause to be disclosed to any person or use for your own purposes or for any purposes other than those of the Company any Confidential Information which you may have received or obtained during your employment with the Company or during the continuance of this Agreement or information in respect of which the Company is bound by an obligation of confidence to a third party and you shall use your best endeavours to prevent the publication or disclosure of any such information.

16.1.2   All notes, memoranda, documents, records and writing made, received or obtained by you on any matters relating to the organisation, business, finance, customers, suppliers, dealings, transactions or affairs of the Company shall be treated as confidential and shall be and remain the property of the Company and shall be delivered by you to the Company forthwith upon request.

16.2      Competition

During the continuance of this Agreement and for a  period of six months after its termination (however caused), you shall not within the Restricted Area, without the prior written consent of the Company, be employed or engaged in any capacity by Progress Software, Informatica, Red Hat, or any of their associated undertakings, in a  business wholly or partly in competition with the Relevant Business.

16.3      Non-Solicitation

During the continuance of this Agreement and for a period of twelve months after its termination (however caused), you shall not solicit or entice or endeavour to solicit or entice away from the Company or employ any Person who was employed in a senior executive, supervisory, technical, sales or administrative capacity by the Company, at any time during the 12 months preceding the Termination Date. You agree that you will not after the date of termination of your employment whether directly or indirectly, use in connection with any business, any name that includes the name of the Company, or any colourable imitation of such name.

16.4      You agree that if during the continuance in force of the restrictions set out in this clause 17, you receive an offer of employment from any Person, you will immediately provide that Person with a complete and accurate copy of this clause 17.

16.5      Nothing contained in this clause 17 shall act to prevent you from using generic skills learnt while employed by the Company in any business or activity which is not in competition with the Company.

17         TERMINATION

17.1      This contract may be terminated by either party giving to the other three month’s notice in accordance with clause 18.3

17.2      This contract may be terminated by the Company with or without notice in the event that you:

17.2.1   commit any serious or material breach or repeated breaches of your obligations under this contract and (if capable of remedy) fail to remedy the same within 14 days of being called upon to do so by the Company; or

17.2.2   neglect or fail to refuse to properly discharge any of the duties properly assigned or delegated to you and (if capable of remedy) fail to remedy the same within 14 days of being called upon to do so by the Company; or

17.2.3   are guilty of dishonesty or misconduct or wilful neglect in the discharge of your duties or the performance of your powers; or

17.2.4   are adjudicated bankrupt or commit any act of bankruptcy or make any arrangement or composition with your creditors; or

17.2.5   become of unsound mind or shall be or become a patient for the purposes of any mental health acts; or

17.2.6   are convicted of any criminal offence (other than a road traffic offence which does not result in a custodial sentence) which in the reasonable opinion of the Company may affect your position in or the reputation of the Company; or

17.2.7   are absent or unable through illness or injury to discharge in full your duties hereunder for a consecutive period of 90 days or for an aggregate period of 180 days in any period of 12 consecutive months; or

17.2.8   for any reason become in the reasonable opinion of the Company incapable of performing your duties under this contract.

17.3      Any notice to be given pursuant to this clause shall be given in writing. The Company reserves the right to make payment of salary in lieu of such period of notice. Where the Company exercises its right to pay you in lieu of notice, your employment will terminate with immediate effect and you will not be entitled to any further payments or benefits from the Company. In circumstances where the Company chooses not to pay you in lieu of notice, it also reserves the right to require you, and you hereby agree if so required, not to attend for work during any such period of notice.

18         OBLIGATIONS ON TERMINATION

18.1      Upon the termination of your employment:

Employee’s Obligations

18.1.1   you shall immediately deliver up to the Company, all correspondence, documents, memoranda, papers, computer disks, object or source codes, writing, credit cards, keys, mobile telephones and other property of the Company which may be in your possession or under your control by reason of this contract;

18.1.2   you shall not hold yourself out, or represent, to any third party that you have the authority or ostensible authority to represent or to contractually bind, the Company.

Company’s Obligations

18.1.3   the Company shall forthwith pay to you all accrued and unpaid remuneration, fees and expenses due under the terms of this contract.

18.2      Survival of Obligations

The termination of your employment shall not affect such of the provisions of this contract as are expressed to operate or have effect following termination and shall be without prejudice to any right or action already accrued to either party in respect of any breach of this contract by the other party.

19         GRIEVANCE& DISCIPLINARY

All grievances and disciplinary matters will be dealt with in accordance with the Company grievance and disciplinary procedures, a  copy of which will be made available to you.

20         HEALTH & SAFETY

You are required to comply with the Company’s policy and rules relating to health and safety at work, as may be notified to you from time to time.

21         TERMS OF EMPLOYMENT (INFORMATION) ACT 1994

The provisions of this contract shall constitute notice to you of your terms and conditions of employment as are required to be given to you pursuant to the Terms of Employment (Information) Act 1994.

22         SEVERANCE

You hereby acknowledge and agree that each clause of this contract, and every part thereof, are entirely separate and independent (notwithstanding that they may be contained in the same clause, sub-clause, paragraph, sub-paragraph, sentence or phrase) and that they are independent, separate and severable and enforceable accordingly and that the duration, extent and application of each clause, and every part thereof, is no greater than is reasonable and necessary for protection of the legitimate interests of the Company that if any such clause, or any part thereof shall be adjudged by any court of competent jurisdiction to be void or unenforceable but would be valid if part of the wording thereof was deleted and/or the period thereof was reduced and/or the geographical area dealt with thereby was reduced the said clause, or part thereof, shall apply within the jurisdiction of that court with such modifications as may be necessary to make it valid, effective and enforceable and shall be deemed to have been amended accordingly so that such clause, or part thereof, shall be construed by such court by limiting and reducing it or them so as to be enforceable to the maximum extent compatible with the applicable law as it shall then apply.

23         CHANGE TO YOUR TERMS OF EMPLOYMENT

The Company reserves the right to make reasonable minor changes to any of your terms of employment from time to time; such changes may be made by way of a  general notice applicable to all employees or by way of specific notice to you. Any such changes shall take effect immediately.

At  least one month’s written notice will be given to you of any significant changes which may be given by way of an individual notice or a general notice to all employees. You will be deemed to have accepted such a change unless you notify the Company of any valid objection in writing before the expiry of the one-month period.

Any material changes to your terms and conditions of employment will be agreed in writing between the parties.

24         GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of Ireland and the courts of Ireland shall have exclusive jurisdiction to deal with all disputes arising from or touching upon this Agreement.

If you wish to accept this contract, please sign the attached copy of this contract and return same to me to confirm your agreement to accept employment subject to the above terms and conditions.

Yours sincerely

Thomas Tuchscherer	Ciaran DYNES
Managing Director Talend Ltd.
For and on behalf of Talend Limited

SCHEDULE

The Director of Product Management for Application Integration Division is responsible for the product planning and execution throughout the product lifecycle, including: gathering and prioritizing product and customer requirements, defining the product vision, and working closely with engineering, sales, marketing and support to ensure revenue and customer satisfaction goals are met. The Product Manager’s job also includes ensuring that the product supports the company’s overall strategy and goals.

The Director of Product Management is expected to :

1.    Define the product strategy and roadmap

2.    Deliver PRDs with prioritized features and corresponding justification

3.    Work with external third parties to assess partnerships and licensing opportunities

4.    Run beta and pilot programs with early-stage products and samples

5.    Be an expert with respect to the competition

6.    Set pricing to meet revenue and profitability goals

7.    Brief and train the sales force at quarterly sales meetings

8.    Brief press and analysts and go on press tours

9.    Act as a leader within the company

The Director of Product Management for the Application Integration Division will report to the Chief Operating Officer, Fabrice Bonan.

ACCEPTANCE

I  have read, understood and confirm that I accept employment with Talend Limited subject to the above terms and conditions.

Signed:
Date:	9/8/2011